

January 5, 2010

Mr. Jinglin Shi
President and Chief Executive Officer
China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjian China 163316

> **Re:** **China Nutrifruit Group Limited**
> **Preliminary Revised Information Statement**
> **Filed December 28, 2009**
> **File No. 1-34440**

Dear Mr. Shi:

We have completed our review of your information statement and have no further comments at this time.

Sincerely,


Anne Nguyen Parker
Branch Chief


cc:     Via Facsimile
        Louis A. Bevilacqua, Esq., (202) 663-8007